

03025876

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL PROCESSING
RECEIVED
JUN 27 2003
WASH., D.C. 188 SECTION

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from .... to ....

Commission file number......1-14959..... Brady Corporation

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BRADY CORPORATION BRADY MATCHED 401(k) PLAN
f/k/a BRADY CORPORATION BRADYGOLD PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRADY CORPORATION
6555 WEST GOOD HOPE ROAD
PO BOX 571
MILWAUKEE WI 53202-0571



PROCESSED
JUL 02 2003
THOMSON FINANCIAL

BRADY CORPORATION
BRADY MATCHED 401(K) PLAN

Financial Statements for the Years Ended December 31, 2002 and 2001, Supplemental Schedule as of December 31, 2002 and Independent Auditors' Report

BRADY CORPORATION
BRADY MATCHED 401(K) PLAN

TABLE OF CONTENTS

Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

Deloitte & Touche LLP
411 E. Wisconsin Avenue
Milwaukee, Wisconsin 53202-4496

Tel: (414) 271-3000
www.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Plan Administrators of the Brady Corporation
Brady Matched 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Brady Corporation Brady Matched 401(k) Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Deloitte & Touche LLP
Milwaukee, Wisconsin
June 11, 2003

BRADY CORPORATION
BRADY MATCHED 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001
Investments	$98,862,010	$115,182,880
Cash (overdraft)	(1,740)	357
Contributions receivable:		
Brady Corporation	653,778	685,516
Participants	336,858	270,991
NET ASSETS AVAILABLE FOR BENEFITS	$99,850,906	$116,139,744

See notes to financial statements.

BRADY CORPORATION
BRADY MATCHED 401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
ADDITIONS:		
Investment income:		
Interest income	$ 192,924	$ 223,149
Dividends	680,776	587,871
Net depreciation in fair value of investments	(20,432,348)	(20,080,442)
Total investment loss	(19,558,648)	(19,269,422)
Contributions and transfers:		
Brady Corporation	2,785,766	2,918,635
Participants	6,225,987	5,709,588
Transfers in from affiliated plans	615,495	1,957,166
Total contributions and transfers	9,627,248	10,585,389
Total subtractions	(9,931,400)	(8,684,033)
DEDUCTIONS:		
Distributions to participants	6,324,992	6,670,572
Administrative expenses	32,446	30,469
Total deductions	6,357,438	6,701,041
NET DECREASE	(16,288,838)	(15,385,074)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	116,139,744	131,524,818
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 99,850,906	$116,139,744

See notes to financial statements.

BRADY CORPORATION
BRADY MATCHED 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

1. DESCRIPTION OF PLAN AND SIGNIFICANT ACCOUNTING POLICIES

The Plan, as amended and restated January 1, 2001, is a defined contribution plan which provides retirement benefits to substantially all full-time employees of Brady Corporation (the "Company"). The Plan does not provide benefits for employees covered by a collective bargaining agreement, leased employees, co-op students, on-call employees or interns. The Plan allows employee contributions to qualify as salary reduction contributions pursuant to Section 401(k) of the Internal Revenue Code.

An employee may become a participant in the Plan on the first day of the month coinciding or following the employee's initial employment date. Participants may contribute up to 12 percent of their annual base compensation or the statutory maximum. Effective March 1, 2002 the contribute percentage was up to 25% of their annual base compensation or the statutory maximum. These voluntary contributions are withdrawable in whole or part in case of qualifying emergencies (as defined in the Plan), subject to certain restrictions.

Effective February 1, 2002, Strand Ware 401(k) Plan was merged into the Plan. Effective May 2, 2001, Imtec, Inc. 401(k) Plan was merged into the Plan. Effective September 1, 2001, Bar Codes West 401(k) Retirement Savings Plan and Trust was merged into the Plan.

The Company is required to contribute an amount equal to 100 percent of the total of the participants' annual contributions up to 4 percent of their annual base compensation, up to compensation of $170,000, adjustable for inflation. Participants can self-direct all contributions.

Investment options include twelve equity funds, one guaranteed income contract fund, one bond fund, two money market funds, and Brady Corporation Class A non-voting common stock.

The Plan provides for full vesting of participants' contributions from the date they are made. The Company's contributions become vested over a three year period of continuous service. The participants' share of the Company contribution becomes fully vested, in any event, upon normal retirement at age 65, termination due to permanent or total disability or death.

Participants may withdraw their vested interests upon retirement, death, disability, or other termination of employment. Withdrawals are made at the participant's option in the form of a lump sum, installments, annuity, or in-kind in shares of Brady Corporation Class A nonvoting common stock. Benefits are recorded when paid.

Upon partial or complete termination of the Plan or upon permanent discontinuance of contributions by the Company, all account balances of the participants become fully and completely vested. Distribution of such account balances shall be made by the trustee to the participants within a reasonable time.

Participants may borrow from their plan accounts a minimum of $1,000 and up to 50 percent of their account balance with a maximum of $50,000. The loans are secured by the balance in the participants' account and bear interest at the prime rate.

Investments are stated at fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date.

The majority of administrative expenses are paid by the Plan.

At December 31, 2002 and 2001, forfeited nonvested accounts totaled $103,231 and $98,424, respectively. These accounts will be used to reduce future employer contributions. During the years ended December 31, 2002 and 2001, employer contributions were reduced by $103,231 and $62,771, respectively, as a result of forfeited nonvested accounts.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates. The Plan invests in various securities including U.S. Government securities, corporate debt instruments, mutual funds, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

2. INVESTMENTS

Investments of the Plan are valued at fair value, as determined by quoted market prices. Participant loans are valued at cost which approximates fair value.

The value of investments held which exceeded 5% of the net assets available for benefits was as follows:

Issuer	Description	Fair Value
At December 31, 2002:		
Janus Group of Funds	Janus Fund	$19,025,611
Fidelity Securities Fund	Fidelity Advisor Equity Growth Fund	18,738,174
PNC Bank, N.A.	Brady Stable Asset Fund*	17,489,793
PNC Bank, N.A.	Blackrock Index Equity Portfolio*	9,523,629
PNC Bank, N.A.	Blackrock Money Market Portfolio*	10,039,218
Fidelity Securities Fund	Fidelity Advisors Intermediate Bond Fund	10,437,953

Issuer	Description	Fair Value
At December 31, 2001:		
Janus Group of Funds	Janus Fund	$27,659,690
Fidelity Securities Fund	Fidelity Advisor Equity Growth Fund	26,869,182
PNC Bank, N.A.	Brady Stable Asset Fund*	16,062,708
PNC Bank, N.A.	Blackrock Index Equity Portfolio*	12,438,681
PNC Bank, N.A.	Blackrock Money Market Portfolio*	10,249,515
Fidelity Securities Fund	Fidelity Advisor Intermediate Bond Fund	8,161,208

*Known party-in-interest.

Net depreciation in fair value of investments relates primarily to investments held with registered investment companies (equity funds, a guaranteed investment contract fund, and a bond fund) for the years ended December 31, 2002 and 2001.

3. TAX STATUS

The Plan's prototype sponsor received a determination letter dated, November 19, 2001, in which the Internal Revenue Service stated that the prototype plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and that, therefore, the Plan continues to qualify under Section 401(a) and the related trust continues to be tax-exempt as of December 31, 2002. Therefore, no provision for income taxes is included in the Plan's financial statements.

4. BENEFITS PAYABLE

As of December 31, 2002 and 2001, net assets available for benefits included benefits of approximately and $0 and $184,000, respectively, due to participants who have withdrawn from participation in the Plan.

* * * * * *

SUPPLEMENTAL SCHEDULE FURNISHED

PURSUANT TO

DEPARTMENT OF LABOR'S RULES AND REGULATIONS

BRADY CORPORATION
BRADY MATCHED 401(K) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2002

Par Value, Units or Shares	Description	Fair Value
	EQUITY FUNDS:	
14,006	MFS Emerging Markets Equity Fund	$ 177,594
554,876	Fidelity Advisor Equity Growth Fund	18,738,174
564,865	Blackrock Index Equity Portfolio *	9,523,629
321,551	Blackrock Small Cap Growth Equity Portfolio *	2,977,560
1,067,655	Janus Fund	19,025,611
86,572	American Century Small Cap Value Fund	586,092
149,098	Janus Overseas Fund	2,279,707
135,326	American Fund Washington Mutual Investors Fund	3,181,520
7,463	Fidelity Freedom 2010 Fund	85,382
28,057	Fidelity Freedom 2020 Fund	298,521
2,958	Fidelity Freedom 2030 Fund	30,287
789	Fidelity Freedom 2040 Fund	4,622
		56,908,699
	GUARANTEED INCOME CONTRACT FUND - Brady Stable Asset Fund *:	
6,824,760	PNC Investment Contract Fund	16,989,793
500,000	Blackrock Money Market Portfolio	500,000
14,463,937		17,489,793
	BOND FUND -	
926,172	Fidelity Advisor Intermediate Bond Fund	10,437,953
	MONEY MARKET FUNDS:	
7,463,548	Blackrock Money Market Portfolio *	10,039,218
24,185	Brady Stock Liquidity Fund *	24,185
		10,063,403
	COMMON STOCK -	
42,984	Brady Corporation Class A Non-voting *	1,433,514
	PARTICIPANT LOANS - At prime; due through	
2,638,204	December 31, 2031 *	2,528,648
	TOTAL ASSETS HELD FOR INVESTMENT PURPOSES	$ 98,862,010

*Known party-in-interest.

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Deloitte & Touche LLP
99	Written Statement of Plan Administrator Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BRADY CORPORATION
BRADY MATCHED 401(k) PLAN
f/k/a BRADY CORPORATION
BRADYGOLD PLAN



Date: June 27, 2003

Gary Vose
Plan Administrative Committee
Member

EXHIBIT 23

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-44505 of Brady Corporation on Form S-8 of our report dated June 11, 2003, appearing in this Annual Report on Form 11-K of Brady Corporation Brady Matched 401(k) Plan for the year ended December 31, 2002.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Milwaukee, Wisconsin
June 26, 2003

EXHIBIT 99

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Brady Corporation Brady Matched 401(k) Plan (the "Plan") on Form 11-K for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Gary Vose, Plan Administrative Committee Member, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Gary Vose
Plan Administrative Committee Member
June 27, 2003

This certification accompanies this Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended. A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.